UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of July, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Material Change Report dated July 25, 2007	3-5
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2007	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 — Name and Address of Company
Cameco Corporation (“Cameco”) 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3
Item 2 — Date of Material Change
July 19, 2007
Item 3 — News Release
The English version and the French translation version of the news release relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on July 19, 2007.
Item 4 — Summary of Material Change
On July 19, 2007, Cameco reported that 2007 gold production is expected to be reduced at the Kumtor mine site from 450,000 ounces to approximately 300,000 ounces. The reduction is the result of a recommendation, after preliminary analysis, by Centerra’s independent geotechnical experts to use flatter angles on the pit wall to provide greater stabilization. Cameco owns 53% of Centerra Gold Inc., which owns and operates the Kumtor mine.
Item 5 — Full Description of Material Change
See attached news release.
Item 6 — Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.
Not applicable.
Item 7 — Omitted Information
Not applicable.
Item 8 — Executive Officer
Gary M.S. Chad Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary Cameco Corporation (306) 956-6303
Item 9 — Date of Report
July 25, 2007

Share
Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	www.cameco.com
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Revises 2007 Gold Production Forecast
Saskatoon, Saskatchewan, Canada, July 19, 2007 . . . . . . . . . . . . . . .
Cameco Corporation reported today that 2007 gold production is expected to be reduced at the Kumtor minesite in the Kyrgyz Republic. Cameco owns 53% of Centerra Gold Inc. which owns and operates the Kumtor mine.
Centerra is extending the Kumtor pit to access high-grade ore as discussed in Cameco’s first quarter report. After preliminary analysis, Centerra’s independent geotechnical experts have recommended using flatter angles on the pit wall to provide greater stabilization. The lower slope angles require the removal of more waste than previously planned delaying access to the high-grade ore until the second quarter of 2008. Consequently, 2007 gold production at the Kumtor mine is now forecast to be approximately 300,000 ounces compared to Centerra’s previous projection of approximately 450,000 ounces. Overall, Centerra expects 2007 consolidated gold production from the Kumtor mine and the Boroo mine in Mongolia to be 550,000 to 560,000 ounces down from 700,000 to 720,000 ounces of gold.
Further technical assessment and additional geotechnical drilling is underway. Centerra expects by year-end to have a revised outlook for life-of-mine production including an assessment on any impact on reserves and resources.
Qualified Person
The scientific and technical information in this news release was prepared under the supervision of Ian Atkinson, a certified professional geologist and Centerra’s vice-president, exploration, who is the qualified person for the purpose of National Instrument 43-101.
The Kumtor deposit is described in Cameco’s annual information form (AIF) for the year ended December 31, 2006 and in a technical report dated March 9, 2006 prepared in accordance with NI 43-101. The AIF and technical report have been filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology and style of gold mineralization at the Kumtor deposit. Sample preparation, analytical techniques, laboratories used and quality assurance-quality control protocols used during the drilling programs at the Kumtor site are the same as, or similar to, those described in the technical report.
About Centerra
Centerra is a growth-oriented, pure-play gold company focused on acquiring, exploring, developing and operating gold properties primarily in Central Asia, the former Soviet Union and other emerging markets. Centerra is a leading North American-based gold producer and the largest Western-based gold producer in Central Asia and the former Soviet Union. Centerra’s shares trade on the Toronto Stock Exchange (TSX) under the symbol CG. The Company is headquartered in Toronto, Canada.
About Cameco
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Forward Looking Statement
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
-End-

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